Marc O. Williams +1 212 450 6145 marc.williams@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

June 8, 2023

Re:	UBS Group AG

Amendment No. 3 to

Registration Statement on Form F-4

Filed June 6, 2023

File No. 333-271453

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client, UBS Group AG (“UBS Group AG”), this letter sets forth UBS Group AG’s responses to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to UBS Group AG’s Amendment No. 3 to Registration Statement on Form F-4 (the “Third Amended Registration Statement”) contained in the Staff’s letter dated June 7, 2023 (the “Comment Letter”). As discussed on the phone, UBS Group AG is submitting this correspondence with proposed changes to the Third Amended Registration Statement that are attached hereto as Exhibit A (the “Proposed Changes”). The Proposed Changes will be included in UBS Group AG’s Amendment No. 4 to Registration Statement on Form F-4 (the “Fourth Amended Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to page numbers and captions in the Proposed Changes.

Third Amended Registration Statement on Form F-4 filed June 6, 2023

Prospectus Summary

Approvals Required for the Transaction, page 18

1.

Refer to your response to comment 2 and your disclosure on pages 19, 26 and 49 that “[a]ny further loss guarantee exceeding CHF 14 billion, which was not included as part of the Special Ordinance, requires a separate legal basis in the form of a parliamentary approval in the ordinary legislative procedure as well as the commitment credit.” Please revise to clarify, if true, that the “commitment credit” refers to the process of budgeting and approving the credit for any further loss guarantees approved by the Swiss parliament.

Response:	UBS Group AG respectfully advises the Staff that the requested changes will be included in the Fourth Amended Registration Statement. Please see pages 17, 23, 39 and 45 of the Proposed Changes.

The Merger

Background and Reasons for the Transaction, page 42

2.

Refer to your response to comment 1. Please revise to clarify that your disclosure on page 44 that “Credit Suisse has made further repayments of CHF 10 billion on April 20, 2023, CHF 5 billion on May 17, 2023 and the remaining balance of CHF 5 billion on May 30, 2023” refers to the borrowings of CHF 20 billion under the PLB outstanding as of March 31, 2023 and that there are no further amounts outstanding under the PLB. In addition, please revise your disclosure regarding the PLB on page 20 to clarify, if true, that the “additional facility access fee of 0.25% per annum irrespective of the drawn amount” is 0.25% of CHF 100 billion irrespective of the drawn amount.

Response:	UBS Group AG respectfully advises the Staff that the requested changes will be included in the Fourth Amended Registration Statement. Please see pages 18 and 38 of the Proposed Changes.

Recent Developments

Customer Account Matters, page 47

3.

Please briefly describe the civil suits against Credit Suisse Trust Limited in Singapore and Credit Suisse Life (Bermuda) Ltd. in Bermuda. In this regard, we note the disclosure on page 396 of Credit Suisse’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 that both civil suits were initiated in 2017 based on findings established in criminal proceedings against a former relationship manager who was found to have exceeded his investment authority in the management of portfolios, resulting in excessive concentrations of certain exposures and investment losses, and that, on May 6, 2022, the Supreme Court of Bermuda issued an order awarding damages of $607.35 million to the plaintiff, which, as of July 25, 2022, were held in escrow pending appeal. In addition, please clarify whether any specific amount of damages has been calculated as of any date on or prior to the Singapore International Commercial Court’s announcement of its findings on May 26, 2023, and disclose this amount. If so, please explain how the experts’ agreement on the amount of damages by June 30, 2023 may increase or decrease this amount.

Response:	UBS Group AG respectfully advises the Staff that the requested changes will be included in the Fourth Amended Registration Statement. Please see pages 42-43 of the Proposed Changes.

Approvals Required for the Transaction, page 48

4.

Refer to your response to comment 2. We note your disclosure on page 45 that you expect to remain above your CET1 capital ratio guidance at completion of the merger. Although your registration statement does not quantify the ratio, we note that the guidance was 13% in your March 19, 2023 investor presentation. Please revise your disclosure on page 49 to quantify the existing CET1 capital ratio requirement to which UBS Group AG is subject, management’s existing guidance on target capitalization, and to the extent known, the capital ratio to which you will be subject during the phase-in period. If you do not know the capital ratio to which you will be subject during the phase-in period, please revise to so state.

Response:	UBS Group AG respectfully advises the Staff that the requested changes will be included in the Fourth Amended Registration Statement. Please see pages 14 and 46 of the Proposed Changes.

5.

Refer to your response to comment 3. On page 49 you state that “[t]o the extent any of the separate arrangements or other measures are material and are finalized prior to the effectiveness of the registration statement, UBS Group AG will disclose such material terms in an amendment to the registration statement.” Please revise to clarify, if true, that by “other measures” you are referring to the measures that are a part of the “separate arrangements.”

Response:	UBS Group AG confirms that the “other measures” are part of the “separate arrangements.” UBS Group AG respectfully advises the Staff that the requested changes will be included in the Fourth Amended Registration Statement. Please see pages 17 and 45 of the Proposed Changes.

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Should any questions arise, please do not hesitate to contact me at (212) 450 6145 (tel) or marc.williams@davispolk.com, John B. Meade at (212) 450 4077 (tel) or john.meade@davispolk.com, or Evan Rosen at (212) 450 4505 (tel) or evan.rosen@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Marc O. Williams

cc:

Sergio P. Ermotti, Group Chief Executive Officer

David Kelly, Managing Director

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